UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 6, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Invitation to the Annual General Meeting of UBS Group AG and news release with the related agenda, which appear immediately following this page.

Invitation to the Annual General Meeting

UBS Group AG

Wednesday, 5 April 2023, 10:00 a.m.
St. Jakobshalle, St. Jakobs-Strasse 390, 4052 Basel

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS Group AG (the AGM). It will take place on Wednesday, 5 April 2023, at 10:00 a.m., at the St. Jakobshalle, Basel. Doors open at 8:30 a.m.

Enclosed with this invitation are the "Power of attorney and voting instructions" and the "Admission card" forms as well as the combined brochure including "Say-on-pay" and "Say-on-non-financial-reporting." This brochure sets out further details in relation to the proposed compensation votes and the new advisory vote on non-financial matters. Also enclosed is a brochure containing the proposed amendments to the Articles of Association of UBS Group AG (the Brochure). The proposed amendments are mainly triggered by the revised Swiss Corporate Law, which entered into force on 1 January 2023. The Brochure explains the changes in more detail.

The UBS Group AG Annual Report 2022, including the UBS Group AG Compensation Report and the auditors' reports for the 2022 financial year, is available electronically at *ubs.com/annualreport*, as is the UBS Group AG Sustainability Report 2022. In addition, the UBS Group AG Annual Report 2022 and the UBS Group AG Sustainability Report 2022 are available for inspection at UBS Group AG's head office, at Bahnhofstrasse 45, 8001 Zurich.

On 3 January 2023, UBS Group AG published a notice in the Swiss Official Gazette of Commerce *(Schweizerisches Handelsamtsblatt)* and on its website, at *ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 10 February 2023. No requests were submitted.

Zurich, 6 March 2023

Yours sincerely,

UBS Group AG

Colm Kelleher
Chairman of the Board of Directors

Markus Baumann
Group Company Secretary

Annual General Meeting of UBS Group AG | 5 April 2023

Motion
The Board of Directors proposes that the management report for the 2022 financial year and the UBS Group AG consolidated and standalone financial statements for the 2022 financial year be approved.

Explanation
In its reports to the AGM, Ernst & Young Ltd, Basel, as auditors, recommends without qualification that the consolidated and standalone financial statements of UBS Group AG be approved.

Motion
The Board of Directors proposes that the UBS Group AG Compensation Report 2022 be ratified in an advisory vote.

Explanation
The UBS Group AG Compensation Report 2022 is a chapter of the UBS Group AG Annual Report 2022 and is accompanied by a report of the statutory auditor confirming that it complies with Swiss law. The Compensation Report 2022 explains the governance and principles behind the compensation structure of UBS Group AG, including the link between pay and performance. The UBS Group AG Compensation Report 2022 and the enclosed brochure including "Say-on-pay" set out further details in relation to the proposed vote.

The vote on the UBS Group AG Compensation Report 2022 is advisory in nature.

Motion
The Board of Directors proposes that the UBS Group AG Sustainability Report 2022 be ratified in an advisory vote.

Explanation
The UBS Group AG Sustainability Report 2022 explains the sustainability strategy and governance of UBS Group AG and its activities and achievements in 2022 pertaining to the environment, including climate, and society. This report has been reviewed by Ernst & Young Ltd, Basel. The assurance report can be downloaded from *ubs.com/gri*. The UBS Group AG Sustainability Report 2022 and the enclosed brochure including "Say-on-non-financial-reporting" set out further details in relation to the proposed vote.

The vote on the UBS Group AG Sustainability Report 2022 is advisory in nature.

Motion
The Board of Directors proposes the appropriation of total profit and an ordinary dividend distribution of USD 0.55 (gross) in cash per share of CHF 0.10 nominal value under the terms set out in the table below.

Proposed appropriation of total profit and dividend distribution (50%) out of total profit

For the year ended 31.12.22	USD million	CHF million
Net profit for the period	4,389	4,271
Profit / (loss) carried forward	0	0
Total profit available for appropriation	**4,389**	**4,271**

Appropriation of total profit

Appropriation to voluntary earnings reserve	(3,419)	(3,373)
Dividend distribution: USD 0.55 (gross) per dividend-bearing share, USD 0.275 of which out of total profit[1]	(969)	(897)[2]
Profit / (loss) carried forward	**0**	**0**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 969 million presented is based on the total number of shares issued as of 31 December 2022. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve. 2 For illustrative purposes, converted at closing exchange rate as of 31 December 2022 (CHF / USD 1.08).

Proposed dividend distribution (50%) out of capital contribution reserve

For the year ended 31.12.22	USD million	CHF million
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	23,826	23,522
Dividend distribution: USD 0.55 (gross) per dividend-bearing share, USD 0.275 of which out of capital contribution reserve[2]	(969)	(897)[3]
Total statutory capital reserve: capital contribution reserve after proposed distribution	**22,856**	**22,625**

1 The Swiss Federal Tax Administration's current position is that, of the CHF 23.5 billion capital contribution reserve available as of 31 December 2022, an amount limited to CHF 8.9 billion is available from which dividends may be paid without a Swiss withholding tax deduction. This amount includes a reduction of capital contribution reserves of CHF 1,379 million in 2022 (based on the purchase price). 2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 969 million presented is based on the total number of shares issued as of 31 December 2022. 3 For illustrative purposes, converted at closing exchange rate as of 31 December 2022 (CHF / USD 1.08).

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Annual General Meeting of UBS Group AG | 5 April 2023

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 3,366 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 14 April 2023 to holders of shares on the record date 13 April 2023. The shares will be traded ex-dividend as of 12 April 2023 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 11 April 2023.

Explanation
UBS Group AG declares its dividends in US dollars, which is its presentation currency. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

Due to capital maintenance provisions under the Swiss Code of Obligations, a technical cap in Swiss francs to the dividend payment is required. The proposed Cap of CHF 3,366 million is expected to give sufficient headroom to accommodate even significant currency fluctuations.

As set out above, half of the ordinary dividend distribution of USD 0.55 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

5. Amendments to the Articles of Association

The amendments to the Articles of Association are mainly triggered by the revision of the Swiss Corporate Law, which have entered into force on 1 January 2023. The proposed changes also include additional changes which are not related to the revision. The enclosed brochure on amendments to the Articles of Association (the Brochure) includes a detailed mark-up regarding each proposed change with an explanation.

5.1. Amendments related to the General Meeting (section 3 A., excluding article 10a paragraph 2)

Motion
The Board of Directors proposes the approval of the amendments, deletions or supplements in section 3 A. (General Meeting), excluding article 10a paragraph 2, to the Articles of Association as reflected in the Brochure.

Explanation
The proposed changes to section 3 A. (General Meeting), excluding article 10a paragraph 2, to the Articles of Association include, inter alia, the way how the Corporation's reports can be inspected, the threshold to convene Extraordinary General Meetings, and the possibility for holding hybrid General Meetings. They also include the removal of the restriction that a shareholder can only be represented by another shareholder at the General Meeting and adaptions of the list of powers of the General Meeting in line with the revised Swiss Corporate Law. The changes further include editorial amendments. For detailed explanations, please refer to the Brochure.

5.2. Vote on virtual General Meetings (article 10a paragraph 2)

Motion
The Board of Directors proposes the approval to include the option to hold General Meetings by electronic means without a venue in exceptional circumstances in accordance with article 10a paragraph 2 of the Articles of Association as reflected in the Brochure.

Explanation
The proposed new article 10a paragraph 2 of the Articles of Association provides the option to hold virtual General Meetings. UBS does not intend to hold its General Meetings in a virtual format and proposes to include the option for exceptional circumstances only. If a virtual General Meeting shall be held, UBS will establish and disclose clear procedures. The Board of Directors will ensure that shareholders will have the same rights during a virtual General Meeting as in a traditional physical General Meeting.

5.3. Amendments related to the Board of Directors (section 3 B.), Group Executive Board (section 3 C.) and compensation of the members of the Board of Directors and the Group Executive Board (section 5)

Motion
The Board of Directors proposes the approval of the amendments, deletions or supplements in section 3 B. (Board of Directors), section 3 C. (Group Executive Board) and section 5 (Compensation of the members of the Board of Directors and the Group Executive Board) to the Articles of Association, as reflected in the Brochure.

Explanation
The proposed changes to section 3 B. (Board of Directors), section 3 C. (Group Executive Board) and section 5 (Compensation of the members of the Board of Directors and the Group Executive Board) of the Articles of Association include, inter alia, changes in connection with the external mandates of the Board of Directors and the Group Executive Board, as well as with regard to the supplementary amount for appointments to the Group Executive Board in line with the revised Swiss Corporate Law. The changes also include editorial amendments. For detailed explanations, please refer to the Brochure.

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Annual General Meeting of UBS Group AG | 5 April 2023

5.4. General amendments

Motion
The Board of Directors proposes the approval of the amendments, deletions or supplements in section 2 (Share capital), section 4 (Financial statements and appropriation of profit, reserves) and section 6 (Notices and jurisdiction) to the Articles of Association, as reflected in the Brochure.

Explanation
The proposed general amendments to section 2 (Share capital) include the deletion of the basis in the Articles of Association to convert shares and the introduction of a non-assignment clause of intermediated securities. The proposed changes to section 4 (Financial statements and appropriation of profit, reserves) update the wording in line with the revised Swiss Corporate Law. Section 6 (Notices and jurisdiction) of the Articles of Association introduces flexibility in the way how notices to shareholders may be published and includes editorial changes. For detailed explanations, please refer to the Brochure.

Motion
The Board of Directors proposes that discharge of the members of the Board of Directors and the Group Executive Board for the 2022 financial year be granted, excluding all issues related to the French cross-border matter.

Explanation
After having reported on the past financial year in the UBS Group AG Annual Report 2022, the Board of Directors is now requesting discharge for the 2022 financial year. UBS Group AG has appealed the decision of the French Court of Appeal in connection with the French cross-border matter. As a result, the ongoing proceedings in France may still be considered too much of an uncertainty in the context of the grant of discharge. Therefore, the Board of Directors proposes that discharge for the 2022 financial year be granted with the explicit exclusion of all issues related to the French cross-border matter.

UBS Group AG has compiled and published a report on the French cross-border matter to answer some of the most common questions that its shareholders, clients and employees have asked after the decision was issued. The report is available for download at *ubs.com/investors*.

Motion
The Board of Directors proposes that Colm Kelleher, Lukas Gähwiler, Jeremy Anderson, Claudia Böckstiegel, William C. Dudley, Patrick Firmenich, Fred Hu, Mark Hughes, Nathalie Rachou, Julie G. Richardson, Dieter Wemmer and Jeanette Wong, each of whose term of office expires with the conclusion of the 2023 AGM, be re-elected for a one-year term of office.

Explanation
The members of the Board of Directors and its Chairman are elected individually and for a term of office until the completion of the next AGM. Each of the members of the Board of Directors who are standing for re-election has been recommended for re-election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman.

Detailed biographies, as well as memberships in Board committees, can be found in the "Corporate governance and compensation" section of the UBS Group AG Annual Report 2022, as well as on the Internet, at *ubs.com/boards*.

Motion
The Board of Directors proposes that Julie G. Richardson, Dieter Wemmer and Jeanette Wong be re-elected for a one-year term of office as members of the Compensation Committee. At its constitutional meeting, the Board of Directors intends to re-appoint Julie G. Richardson as Chairperson of the Compensation Committee.

Explanation
The General Meeting elects individually each member of the Compensation Committee for a term of office until the completion of the next AGM. Each of the members of the Compensation Committee who are standing for re-election has been recommended for re-election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman.

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Annual General Meeting of UBS Group AG | 5 April 2023

Motion
The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 13,000,000 for the members of the Board of Directors for the period from the 2023 AGM to the 2024 AGM be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of compensation of the Board of Directors for the period until the next AGM.

Motion
The Board of Directors proposes that the aggregate amount of variable compensation of CHF 81,100,000 for the members of the Group Executive Board for the 2022 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

Motion
The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 33,000,000 for the members of the Group Executive Board for the 2024 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year.

10. Re-elections

Motion
The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the AGM in 2024.

Explanation
Pursuant to article 15 of the Articles of Association, the General Meeting elects the independent proxy. The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected for a further one-year term of office as the independent proxy. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for the 2023 financial year as auditors for the consolidated and standalone financial statements of UBS Group AG.

Explanation
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that: (i) UBS Group AG's share capital be reduced by CHF 6,254,800.00 from CHF 352,463,572.20 to CHF 346,208,772.20 by cancelling 62,548,000 registered shares with a nominal value of CHF 0.10 each, all of which are held in treasury; and (ii) the reduction amount be booked against the minus position for treasury shares.

Explanation
The Board of Directors has been authorized at the 2021 AGM to repurchase shares for cancellation purposes in an aggregate value of up to CHF 4 billion until the 2024 AGM. The repurchase has been conducted via a separate trading line on the SIX Swiss Exchange.

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Annual General Meeting of UBS Group AG | 5 April 2023

The 2021 share repurchase program was completed on 29 March 2022 with a total of 240,335,273 shares repurchased, at an overall purchase price of CHF 3,810,251,040.27. The average purchase price was CHF 15.85 per share. A total of 177,787,273 shares purchased up to 18 February 2022 were canceled in June 2022 upon approval at the 2022 AGM of UBS Group AG. The remaining 62,548,000 shares under the 2021 share repurchase program were repurchased between 21 February 2022 and 29 March 2022.

The Board of Directors now proposes that the AGM approves the cancellation of the 62,548,000 shares repurchased and the corresponding reduction of the share capital. If approved by the shareholders, the Board of Directors will implement the capital decrease and update the Articles of Association accordingly.

On 6 February 2023, a creditor call required by Swiss law to implement the capital reduction was published in the Swiss Official Gazette of Commerce. Based on, inter alia, the results of this creditor call, Ernst & Young Ltd, as statutory auditors, will prepare a special audit report to confirm that all claims of creditors of UBS Group AG are covered despite the capital reduction, which will be completed prior to its filing with the commercial register.

12. Approval of a new 2023 share repurchase program

Motion
The Board of Directors proposes the approval of the following resolution:

"The Board of Directors is hereby authorized to repurchase shares for cancellation purposes in an aggregate value of up to USD 6 billion until the 2025 AGM. Any shares repurchased under this authority are intended to be cancelled by way of capital reduction, which will be subject to shareholder approval at one or several subsequent General Meetings and the acquisition and holding of such shares are not subject to the 10% threshold for UBS Group AG's own shares within the meaning of article 659 paragraph 2 of the Swiss Code of Obligations."

Explanation
As announced on 31 January 2023, UBS intends to commence a new 2023 share repurchase program of up to USD 6 billion. This 2023 share repurchase program will be launched in 2023, immediately after the completion of the existing 2022 share repurchase program, which was commenced on 31 March 2022. We expect to repurchase more than USD 5 billion of shares during 2023 under both the existing 2022 share repurchase program and the 2023 share repurchase program.

The Board of Directors has decided to opt for a two-step procedure, with the shareholders expressly authorizing the Board of Directors to repurchase shares for cancellation purposes at this AGM and deciding on the definitive cancellation of the repurchased shares at one or several subsequent General Meetings. In the interim period, these shares no longer fall under the statutory restrictions prohibiting corporations from holding more than 10% of their own shares. This will provide UBS Group AG with greater flexibility to execute repurchases, allowing it to efficiently manage its capital.

Following the revisions of Swiss Corporate Law, which are effective from 1 January 2023, the Board of Directors proposes to convert the share capital currency from the Swiss franc to the US dollar, to align the share capital currency with the presentation currency of UBS Group AG. The conversion will be conducted in two steps. In a first step, the share capital of UBS Group AG will be slightly reduced from CHF 0.10 nominal value per share to CHF 0.09252 nominal value per share, which is the equivalent of USD 0.10, with the amount of the reduction allocated to capital contribution reserve. In a second step, the conversion will be implemented, and each share will have a nominal value of USD 0.10, with retroactive effect as of 1 January 2023 for accounting purposes.

Agenda items 13.1. and 13.2. are dependent on each other and will only be implemented if both agenda items are approved by the shareholders and concurrently implemented by the Board of Directors.

Motion
The Board of Directors proposes to approve an ordinary reduction of the share capital of UBS Group AG of CHF 25,896,416.16056 from CHF 346,208,772.20 to CHF 320,312,356.03944 by way of a reduction of the nominal value per share from CHF 0.10, each, to CHF 0.09252, each, and to allocate the reduced share capital amount to the capital contribution reserve.

These numbers assume that the AGM has approved agenda item 11. and that agenda item 11. is implemented before with this capital reduction. Otherwise, the numbers have to be adjusted accordingly, i.e., the Board of Directors alternatively proposes to approve an ordinary reduction of the share capital of UBS Group AG by CHF 26,364,275.20056 from CHF 352,463,572.20 to CHF 326,099,296.99944 by way of a reduction of the nominal value per share from CHF 0.10, each, to CHF 0.09252, each, and to allocate the reduced share capital amount to the capital contribution reserve.

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Annual General Meeting of UBS Group AG | 5 April 2023

The implementation of this resolution is subject to the concurrent implementation of the share capital currency change as proposed by the Board of Directors under agenda item 13.2.

Explanation
The Board of Directors proposes to reduce the nominal share capital of UBS Group AG to obtain a CHF nominal value per share equaling USD 0.10 after the conversion. The reduction of the share capital will result in a corresponding allocation to the capital contribution reserve on UBS Group AG's standalone financial statements. For technical implementation reasons, the capital reduction is proposed to occur immediately prior to the share capital currency conversion, i.e., still in Swiss francs. Without rounding down the nominal value, the nominal value converted into US dollars would amount to USD 0.108085, which would be impractical.

The numbers for the reduction of UBS Group AG's share capital as set out in the motion assume that the AGM has approved agenda item 11. and that the related capital reduction is implemented before with this agenda item. Should this not be the case, the respective numbers have to be adjusted accordingly.

On 6 February 2023, a creditor call required by Swiss law to implement the capital reduction was published in the Swiss Official Gazette of Commerce. Based on, inter alia, the results of this creditor call, Ernst & Young Ltd, as statutory auditors, will prepare a special audit report to confirm that all claims of creditors of UBS Group AG are covered despite the capital reduction, which will be completed prior to its filing with the commercial register. If approved by the shareholders, the Board of Directors will implement the capital reduction and update the Articles of Association accordingly, which will be done concurrently with the conversion of currency of the share capital set out in agenda item 13.2.

13.2. Change of currency of the share capital

Motion
The Board of Directors proposes: (i) to convert the currency of UBS Group AG's share capital from the Swiss franc to the US dollar; (ii) to authorize the Board of Directors to implement the change of currency with effect as of the beginning of the financial year which has started on 1 January 2023 (for accounting purposes) and to apply the exchange rate as per 30 December 2022, being the WM/Refinitiv 4pm London closing spot rate as of 30 December 2022 of USD/CHF 0.92520, to the conversion; and (iii) to authorize the Board of Directors to also amend in the course of this currency change the currency of the conditional capital under article 4a paragraph 1 (from "a maximum of CHF 12,170,583.00 through the issuance of a maximum of 121,705,830 fully paid registered shares with a par value of CHF 0.10" to "a maximum of USD 12,170,583.00 through the issuance of a maximum of 121,705,830 fully paid registered shares with a par value of USD 0.10") and under article 4a paragraph 2 (from "not to exceed CHF 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10" to "not to exceed USD 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of USD 0.10") as well as article 12 paragraph 1 of the Articles of Association (as revised under agenda item 5.) so as to change the threshold for the submission of requests for items to be placed on the agenda from "par value of CHF 62,500" to "par value of USD 62,500."

The implementation of this resolution is subject to the concurrent implementation of the capital reduction as proposed by the Board of Directors under agenda item 13.1.

Explanation
The revised Swiss Corporate Law, which entered into force on 1 January 2023, provides for the opportunity to maintain share capital in selected foreign currencies, subject to certain conditions. The Board of Directors proposes to convert the share capital currency from the Swiss franc to the US dollar, to align the share capital currency with the presentation currency of UBS Group AG. As a result, the capital contribution reserve of UBS Group AG would also be converted to and fixed in US dollars, avoiding currency exposure towards the US dollar. The capital contribution reserve, to the extent accepted by the Swiss tax authorities, generally determines the amount of dividends that can be distributed to shareholders free from Swiss withholding tax (and, for Swiss individuals holding UBS Group AG shares as private assets, free from Swiss income tax).

After the AGM approval, the conversion of the currency of the share capital and the capital contribution reserve will be done with retroactive effect as of 1 January 2023 for accounting purposes and based on the WM/Refinitiv 4pm London closing spot rate as of 30 December 2022 of USD/CHF 0.92520. The total equity reported for UBS Group AG in the consolidated and standalone financial statements will not change. Considering that articles 4a and 12 of the Articles of Association relate to Swiss-franc-denominated nominal values, it is consistent to also change those Swiss franc references into US dollar. If approved by the shareholders, the Board of Directors will implement the share capital currency conversion and amend the Articles of Association accordingly, which will be done concurrently with the capital reduction set out in agenda item 13.1.

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Annual General Meeting of UBS Group AG | 5 April 2023

Organizational issues

Voting rights

Shareholders entered in the share register of UBS Group AG on 31 March 2023 at 5 p.m. CEST (on 21 March 2023 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares

The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the AGM. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming AGM.

Admission cards for the AGM

Shareholders entered in the share register of UBS Group AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 3 April 2023: UBS Group AG, Shareholder Services, P.O. Box, 8098 Zurich, Switzerland.

Shareholders entered in the share register of UBS Group AG in the United States of America may request their admission cards by writing to the following address by 27 March 2023: UBS Group AG, c/o Computershare Trust Company NA, P.O. Box 505000, Louisville, KY 40233-5000, USA.

Admission cards will be sent out starting on 23 March 2023. Issued admission cards will be invalidated if the corresponding shares are sold prior to the AGM and if notice of such sale is given to the share register of UBS Group AG. The public transport ticket for zone 10 *(Tarifverbund Nordwestschweiz)* will be enclosed with each ordered admission card and is free of charge for your return journey to the St. Jakobshalle.

Representation

Shareholders may be represented at the AGM by their legal representative, by any other shareholder entitled to vote or by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed "Power of attorney and voting instructions" form or visit *gvmanager.ch/ubs*. Timely processing can be guaranteed for all duly signed forms received by 3 April 2023.

Language/live webcast

The AGM will be held in English and German. Simultaneous interpretations into German, English and French will be available at the meeting. Headsets can be obtained at the entrance of the main hall. The AGM will be broadcast live on the Internet, via *ubs.com/agm*, in English and German.

Should you have any questions related to the AGM, we are happy to answer them via our hotline: +41-44-235 66 52.

UBS Group AG
P.O. Box
CH-8098 Zurich

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6 March 2023 Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules

News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 5 April 2023

UBS Group will hold its Annual General Meeting (AGM) in person in Basel

All members of the Board of Directors will stand for re-election

The Board of Directors of UBS Group AG proposes an ordinary dividend of USD 0.55 (gross) in cash per share for the 2022 financial year

The Board of Directors proposes a capital reduction by way of cancellation of shares repurchased under the 2021 share repurchase program and the approval of a new 2023 share repurchase program

Zurich, 6 March 2023 – Having conducted the AGM online for the past three years, UBS Group AG will, once again, hold this year’s AGM in person in Basel on 5 April 2023 at 10:00 am CET. The AGM, which is held in English and German, will also be broadcast live in both German and English at ubs.com/agm.

The invitation, including explanatory information on individual agenda items, is available at ubs.com/agm.

Agenda of UBS Group AG AGM in 2023

1.              Approval of the UBS Group AG management report and consolidated and standalone financial statements for the 2022 financial year

2.              Advisory vote on the UBS Group AG Compensation Report 2022

3.              Advisory vote on the UBS Group AG Sustainability Report 2022

4.              Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve

5.              Amendments to the Articles of Association

5.1.                Amendments related to the General Meeting

5.2.                Vote on virtual General Meetings

5.3.                Amendments related to the Board of Directors, Group Executive Board and the compensation of the members of the Board of Directors and the Group Executive Board

5.4.                General amendments

UBS Group AG, News Release, 6 March 2023                                                                                                                                            Page 3 of  3

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6.              Discharge of the members of the Board of Directors and the Group Executive Board for the 2022 financial year

7.              Re-elections of members of the Board of Directors

7.1.                Colm Kelleher, as Chairman of the Board of Directors

7.2.                Lukas Gähwiler

7.3.                Jeremy Anderson

7.4.                Claudia Böckstiegel

7.5.                William C. Dudley

7.6.                Patrick Firmenich

7.7.                Fred Hu

7.8.                Mark Hughes

7.9.                Nathalie Rachou

7.10.              Julie G. Richardson

7.11.              Dieter Wemmer

7.12.              Jeanette Wong

8.              Re-elections of members of the Compensation Committee

8.1.                Julie G. Richardson

8.2.                Dieter Wemmer

8.3.                Jeanette Wong

9.              Approval of the compensation of the members of the Board of Directors and the Group Executive Board

9.1.                Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2023 AGM to the 2024 AGM

9.2.                Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the 2022 financial year

9.3.                Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the 2024 financial year

10.            Re-elections

10.1.              Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

10.2.              Re-election of the auditors, Ernst & Young Ltd, Basel

11.            Ordinary reduction of share capital by way of cancellation of shares repurchased under the 2021 share repurchase program

12.            Approval of a new 2023 share repurchase program

13.            Conversion of currency of the share capital of UBS Group AG

13.1.              Ordinary reduction of the share capital by way of reduction of the nominal value per share

13.2.              Change of currency of the share capital

UBS Group AG, News Release, 6 March 2023                                                                                                                                            Page 3 of  3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Americas:        +1-212-882 5734

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

ubs.com/media

To representatives of the media

6 March 2023

Invitation to the UBS Group AG AGM in 2023

Dear Sir or Madam,

You are invited to attend the Annual General Meeting held by UBS Group AG, which will take place at 10:00 am CET on 5 April 2023 at the St. Jakobshalle in Basel. Doors will open at 8:30 am CET.

For organizational reasons, participants who wish to attend need to register  by  27 March 2023 and provide us with the information below via email (mediarelations@ubs.com). Upon receipt of your registration, we will send you a confirmation, which you will need to present to gain access to the AGM.

Last name/first name:_______________________________________________

Organization:                                                                                                   ____

Address:                                                                                                            ____

Telephone:                                                                                                        ____

Email:                                                                                                                ____

UBS Group AG

UBS Group AG, News Release, 6 March 2023                                                                                                                                            Page 3 of  3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 6, 2023